Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 25, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of March 25, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: March 25, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

ALTANA Chemie acquires stake in Nanophase Technologies

Exclusive partnership and strategic investment in innovative nanotechnology company

Bad Homburg, Germany, March 25, 2004 - ALTANA Chemie AG, the specialty chemicals business of ALTANA AG (NYSE: AAA, FSE: ALT), announced today that it has formed an exclusive global partnership with Nanophase Technologies Corporation (NASDAQ: NANX), a technology leader in nanomaterials and nanoengineered products. The companies intend to start product co-development in a defined field of application comprising paints, coatings and plastics and expect initial market introductions of developed products in the course of 2004. In addition, ALTANA Chemie has invested US $10 million in Nanophase common stock, trading of which will be restricted for a period of two years. The current stake of 7% will make ALTANA Chemie the largest industrial investor of Nanophase.

The partnership will collaborate in developing nanomaterials for use in, for example, general industrial coatings, architectural coatings, coil coatings, automotive OEM and refinish coatings, printing inks, duroplastics and thermoplastics, consumer goods packaging, and electrical insulation applications. Based on the agreement, ALTANA Chemie will have exclusive access to Nanophase’s technology within the field of application. The agreement has a term of eight years.

ALTANA Chemie’s technology driven specialty chemicals businesses are focussing primarily on managing surface properties, which are achieved and controlled by taking benefit from both chemical and physical effects. To this end, nanotechnology will open up a whole new dimension of innovative, tailored solutions for our target industries.

“With this strategic investment we are taking a significant step into the field of nanotechnology. Nanocomposites will be a key driver in the future for innovative products in coatings, plastics or electrical insulation applications and will help to safeguard the leading competitive positions of our business units,” said Dr. Matthias L. Wolfgruber, Member of the Management Board of ALTANA AG and CEO of ALTANA Chemie AG.

“We are delighted to become a development and market partner with a company of ALTANA’s caliber,” commented Joseph Cross, Nanophase’s President and CEO. “Based on market studies, the demand for nanocomposites in coatings is expected to be a significant growth market. Nanophase’s technologies, coupled with ALTANA’s expertise and market access, are a solid combination in this area.”

ALTANA Chemie intends to bolster and expand its leading position in all major markets with innovative solutions for customers. Therefore R&D expenses, which are already higher than the industry average, will be increased from currently 5% to 6% of sales and have more than doubled in the last ten years. Almost 20% of all employees work in research, development and technical service laboratories.

About Nanotechnology
Nanotechnology describes different types of research and development where structures with dimensions of typically less than 100 nanometers strongly influence properties of materials. In chemistry nanotechnology can be used to manufacture tailor-made products with unique performance attributes.

About Nanophase
Nanophase Technologies (NANX), www.nanophase.com, provides innovative nanoengineered solutions for multiple industrial product applications. Using a platform of patented and proprietary integrated nanomaterial technologies, the company creates products with unique performance attributes from two ISO 9001:2000 facilities. Nanophase delivers commercial quantity and quality nanoparticles, coated nanoparticles, and nanoparticle dispersions in a variety of media. The company has 23 United States patents and patent applications and 27 foreign patents and patent applications.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include the assumption that nano composits will be the key driver of future innovative ALTANA products, the expected initial market introduction of newly developed nanobased products and the increase of ALTANA’s R&D expenses. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative chemical products and the level of ALTANA’s investment in related R&D, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-168
F + 49 (0) 6172 1712-158

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P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
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